UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Verastem, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92337C104

(CUSIP Number)

Christoph Westphal, M.D., Ph.D.

Longwood Fund, L.P.

Prudential Tower, Suite 1555

800 Boylston Street

Boston, Massachusetts 02199

(617) 351-2590

with a copy to:

Sarah Rothermel

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 92337C104	13D

(1)	Names of Reporting Persons Longwood Fund, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐

(6)	Citizenship or Place of Organization. Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power. 0

	(8)	Shared Voting Power. 1,869,877

	(9)	Sole Dispositive Power. 0

	(10)	Shared Dispositive Power. 1,869,877

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,869,877 (see Attachment A)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11). 7.3% (see Attachment A)

(14)	Type of Reporting Person (See Instructions). PN

CUSIP No. 92337C104	13D

(1)	Names of Reporting Persons Longwood Fund GP, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐

(6)	Citizenship or Place of Organization. Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power. 0

	(8)	Shared Voting Power. 1,919,898

	(9)	Sole Dispositive Power. 0

	(10)	Shared Dispositive Power. 1,919,898

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,919,898 (see Attachment A)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11). 7.5% (see Attachment A)

(14)	Type of Reporting Person (See Instructions). OO

CUSIP No. 92337C104	13D

(1)	Names of Reporting Persons Christoph Westphal, M.D., Ph.D.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐

(6)	Citizenship or Place of Organization. United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power. 1,067,879

	(8)	Shared Voting Power. 2,045,612

	(9)	Sole Dispositive Power. 1,067,879

	(10)	Shared Dispositive Power. 2,045,612

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person. 3,113,491 (see Attachment A)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11). 11.9% (see Attachment A)

(14)	Type of Reporting Person (See Instructions). IN

CUSIP No. 92337C104	13D

(1)	Names of Reporting Persons Richard Aldrich

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐

(6)	Citizenship or Place of Organization. United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power. 450,060

	(8)	Shared Voting Power. 2,055,612

	(9)	Sole Dispositive Power. 450,060

	(10)	Shared Dispositive Power. 2,055,612

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,505,672 (see Attachment A)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11). 9.8% (see Attachment A)

(14)	Type of Reporting Person (See Instructions). IN

CUSIP No. 92337C104	13D

(1)	Names of Reporting Persons Michelle Dipp, M.D., Ph.D.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐

(6)	Citizenship or Place of Organization. United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power. 171,428

	(8)	Shared Voting Power. 1,919,898

	(9)	Sole Dispositive Power. 171,428

	(10)	Shared Dispositive Power. 1,919,898

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,091,326 (see Attachment A)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11). 8.2% (see Attachment A)

(14)	Type of Reporting Person (See Instructions). IN

CUSIP No. 92337C104	13D

Item 1.          Security and Issuer.

This Amendment No. 2 amends, supplements and restates (as applicable) the statement on Schedule 13D that was filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2012, as amended by the Schedule 13D/A that was filed with the SEC on February 8, 2013 (collectively, the “Original Filing”) and relates to the Reporting Persons’ (as defined in Item 2 of the Original Filing) beneficial ownership interest in the common stock, par value $0.0001 per share (the “Common Stock”), of Verastem, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 215 First Street, Suite 440, Cambridge, Massachusetts 02142. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.  Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Original Filing.

Item 2.          Identity and Background.

There are no amendments to Item 2 of the Original Filing.

Item 3.          Source and Amount of Funds or Other Consideration.

Item 3 of the Original Filing is hereby amended by inserting the following text after the last paragraph thereof:

“Between January 30, 2013 and January 30, 2014, Dr. Westphal purchased 13,400 shares of Common Stock pursuant to a Rule 10b5-1 trading plan adopted on November 20, 2012, using his personal funds.

On December 28, 2012, Dr. Westphal was awarded 25,826 shares of Common Stock at no cost to him.  On January 7, 2014, Dr. Westphal was awarded an additional 25,826 shares of Common Stock at no cost to him.

Between May 30, 2013 and January 30, 2014, the Richard H. Aldrich 2005 Revocable Trust purchased 20,000 shares of Common Stock pursuant to a Rule 10b5-1 trading plan adopted on May 30, 2013, using personal funds.”

Item 4.          Purpose of Transaction.

Item 4 of the Original Filing is hereby amended by inserting the following text after the last paragraph thereof:

“The Richard H. Aldrich 2005 Revocable Trust adopted a Rule 10b5-1 trading plan on May 30, 2013, and from time to time such trust may acquire additional securities of the Issuer under such plan.”

Item 5.          Interest in Securities of the Issuer.

Item 5 of the Original Filing is hereby amended and restated to read in its entirety as follows:

“The aggregate percentage of shares of Common Stock reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based upon 25,657,732 shares of the Issuer’s Common Stock outstanding as of December 31, 2013, based upon information given to the Reporting Persons by the Issuer.  The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Common Stock issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Report.

CUSIP No. 92337C104	13D

A.            Longwood Fund, L.P.

(a)  As of the closing of business on January 31, 2014, the Fund beneficially owned 1,869,877 shares of Common Stock, representing a beneficial ownership of approximately 7.3% of the shares of Common Stock.  All such shares are directly held by the Fund.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	1,869,877

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	1,869,877

Please see Attachment A for additional information.

B.            Longwood Fund GP, LLC

(a)  As of the closing of business on January 31, 2014, the General Partner beneficially owned 1,919,898 shares of Common Stock, representing a beneficial ownership of approximately 7.5% of the shares of Common Stock.  1,869,877 of such shares are directly held by the Fund, and 50,021 of such shares are directly held by the General Partner.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	1,919,898

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	1,919,898

Please see Attachment A for additional information.

C.            Christoph Westphal, M.D., Ph.D.

(a)  As of the closing of business on January 31, 2014, Christoph Westphal, M.D., Ph.D. beneficially owned 3,113,491 shares of Common Stock, representing a beneficial ownership of approximately 11.9% of the shares of Common Stock.  703,814 such shares are held by Dr. Westphal directly, representing 600,510 shares of common stock and 103,304 restricted stock units, 125,714 shares are held by the Fountain Irrevocable Trust of 2010, 1,869,877 shares are held by the Fund, 50,021 shares are held by the General Partner, and 364,065 shares represent options held by Dr. Westphal that are exercisable within 60 days of the date hereof.

(b)	1.	Sole power to vote or direct vote:	1,067,879

	2.	Shared power to vote or direct vote:	2,045,612

	3.	Sole power to dispose or direct the disposition:	1,067,879

	4.	Shared power to dispose or direct the disposition:	2,045,612

Please see Attachment A for additional information.

D.            Richard Aldrich

(a)  As of the closing of business on January 31, 2014, Richard Aldrich beneficially owned 2,505,672 shares of Common Stock, representing a beneficial ownership of approximately 9.8% of the shares of Common Stock.  407,142 shares are held by Mr. Aldrich directly, 135,714 shares are held by the Richard H. Aldrich Irrevocable Trust of 2011, 20,000 shares are held by the

CUSIP No. 92337C104	13D

Richard H. Aldrich 2005 Revocable Trust 1,869,877 shares are held by the Fund, 50,021 shares are held by the General Partner, and 22,918 shares represent options held by Mr. Aldrich that are exercisable within 60 days of the date hereof.

(b)	1.	Sole power to vote or direct vote:	450,060

	2.	Shared power to vote or direct vote:	2,055,612

	3.	Sole power to dispose or direct the disposition:	450,060

	4.	Shared power to dispose or direct the disposition:	2,055,612

Please see Attachment A for additional information.

E.            Michelle Dipp, M.D., Ph.D.

(a)  As of the closing of business on January 31, 2014, Michelle Dipp, M.D., Ph.D. beneficially owned 2,091,326 shares of Common Stock, representing a beneficial ownership of approximately 8.2% of the shares of Common Stock.  171,428 of such shares are held by Dr. Dipp directly, 1,869,877 of such shares are held by the Fund and 50,021 shares are held by the General Partner.

(b)	1.	Sole power to vote or direct vote:	171,428

	2.	Shared power to vote or direct vote:	1,919,898

	3.	Sole power to dispose or direct the disposition:	171,428

	4.	Shared power to dispose or direct the disposition:	1,919,898

Please see Attachment A for additional information.

(c)   The last three paragraphs of Item 3 are incorporated herein by reference.

On March 12, 2013, April 2, 2013, July 1, 2013, September 30, 2013, January 2, 2014 and January 8, 2014, shares held by Dr. Westphal were withheld to satisfy statutory withholding requirements upon vesting of restricted stock units held by Dr. Westphal.

On January 24, 2014, the Fund’s beneficial ownership decreased by 999,964 shares of Common Stock pursuant to the Fund’s partnership agreement.  The General Partner’s beneficial ownership increased by 50,021 shares as a result of such transaction.

(d)   Not applicable.

(e)   Not applicable.”

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Filing is hereby amended by deleting the heading “Lock-up Agreements” and the two paragraphs that followed.  References to the Lock-up Agreement in the second-to-last paragraph of Item 6 are hereby deleted.

Item 7.          Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

CUSIP No. 92337C104	13D

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement.
99.2

Second Amended and Restated Investors’ Rights Agreement dated as of November 1, 2011, among the Issuer and the Issuer’s securityholders listed therein (incorporated by reference to Exhibit 4.2 of the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-177677), filed with the SEC on November 3, 2011).

CUSIP No. 92337C104	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.  We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: February 3, 2014

LONGWOOD FUND, L.P.

By:	Longwood Fund GP, LLC, a
Delaware limited liability company and
general partner of Longwood Fund, L.P.

By:	/s/ Michelle Dipp, M.D., Ph.D., Manager
Michelle Dipp, M.D., Ph.D., Manager

LONGWOOD FUND GP, LLC

By:	/s/ Michelle Dipp, M.D., Ph.D., Manager
Michelle Dipp, M.D., Ph.D., Manager

/s/ Christoph Westphal, M.D., Ph.D.
Christoph Westphal, M.D., Ph.D.

/s/ Richard Aldrich
Richard Aldrich

/s/ Michelle Dipp, M.D., Ph.D., Manager
Michelle Dipp, M.D., Ph.D.

CUSIP No. 92337C104	13D

ATTACHMENT A

Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.